UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2019

Commission File No.: 001-05146-01

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-140784, 333-151797, 333-157477, 333-165017, 333-172329, 333-179692 AND 333-186849) OF KONINKLIJKE PHILIPS N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

Koninklijke Philips N.V. (the “Company”) has previously filed Registration Statements on Form S-8 (File Nos. 333-140784, 333-151797, 333-157477, 333-165017, 333-172329, 333-179692 and 333-186849). The Company is furnishing this Report for the purpose of updating the description of its common shares contained therein. The following updates the information under the relevant section headings set forth in “Item 3. Incorporation of Documents by Reference” and constitutes the description of the class of securities required by such item.

*        *        *

General

Our Board of Management, the members of which are appointed by the general meeting of our shareholders, is responsible for the management of the Company. Certain key officers have been appointed to manage the Company together with the Board of Management, and together the members of the Board of Management and the key officers constitute the Executive Committee. The Supervisory Board, which is also appointed by the general meeting of shareholders, is responsible for supervising the policy pursued by the Board of Management and the executive committee and the general course of affairs of the Company.

Share Capital

Our authorized capital is 800,000,000 euros comprised of 2,000,000,000 common shares of 0.20 euro each, and 2,000,000,000 preference shares of 0.20 euro each. The authorized capital may be increased by a shareholders’ resolution adopted on the proposal of the Board of Management, approved by the Supervisory Board and subsequent amendment to the Articles of Association.

No preference shares have been issued as of December 31, 2018. However, the Stichting Preferente Aandelen Philips (the “Foundation”), a foundation established under Netherlands law, has been granted the right to acquire protective preference shares in our capital should a third party ever seem likely to gain (de facto) a controlling interest in the Company. The Foundation may exercise this right for as many preference shares as there are common shares in the Company outstanding at that time. The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Philips group, such that the interests of the Company, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of the Company and those enterprises, and also to do anything related to the above ends or conducive to them.

At present, the members of the self-electing board of the Foundation are Messrs. J.M. Hessels, , F.J.G.M. Cremers and P.M. Wakkie. No Philips board members or officers are represented on the board of the Foundation. Our Board of Management and the board of the Foundation have declared that they both are of the opinion that the Foundation is independent from the Company as required by the Listing Requirements of the stock market of the Amsterdam Exchange.

The common shares are held in bearer form (through the system of Euroclear Nederland) and in registered form. Holders of shares of New York Registry hold their common shares in registered form.

Dividends

The profit shown in our annual accounts is at the disposal of the general meeting of our shareholders, which is empowered to withhold distribution in whole or in part or to make a distribution in whole or in part to holders of common shares in proportion to their share ownership.

Voting Rights

Each common share and each preference share are entitled to one vote. All common shares vote together on all voting matters presented at a general meeting of shareholders.

Election of our Board of Management

Members of our Board of Management are elected by the general meeting of shareholders upon a binding recommendation made by our Supervisory Board after consultation with the CEO. The Supervisory Board has to nominate at least one person or as many as the law requires for each vacancy to be filled on the Board of Management and the election must be made from among the persons so nominated. The list of such nominations shall be published on the Company’s website and deposited for shareholder inspection at the offices of the Company.

The general meeting of shareholders may deprive of their binding effect nominations for election to the Board of Management made by our Supervisory Board, if a resolution is passed by simple majority of the votes cast and represents at least one-third of the issued share capital. In that event, a new binding recommendation shall be submitted to a subsequent general meeting of shareholders in accordance with the provisions described above. If the second recommendation is also rejected in the manner provided for above, the general meeting of shareholders shall be free to make its own appointments to the Board of Management. If a simple majority of the votes cast is in favour of the resolution to deprive the list of nominees referred to above of its binding character, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the share capital represented by such majority. The general meeting of shareholders may also suspend or remove any member of the Board of Management at any time by a simple majority of the votes cast at a meeting at which at least one-third of the issued share capital is represented (although no quorum is required if dismissal or suspension is proposed by the Board of Management or the Supervisory Board).

Election of our Supervisory Board

Members our the Supervisory Board are elected by the general meeting of shareholders upon a binding recommendation made by our Supervisory Board. The Supervisory Board must nominate at least one person or as many as the law requires for each vacancy to be filled on the Supervisory Board and the election must be made from among the persons so nominated. The list of such nominations shall be published on the Company’s website and deposited for shareholder inspection at the offices of the Company.

The general meeting of shareholders may deprive of their binding effect nominations for election to the Supervisory Board made by our Supervisory Board, if a resolution is passed by simple majority of the votes cast and represents at least one-third of the issued share capital. In that event, a new binding recommendation shall be submitted to a subsequent general meeting of shareholders in accordance with the provisions described above. If the second recommendation is also rejected in the manner provided for above, the general meeting of shareholders shall be free to make its own appointments to the Supervisory Board. If a simple majority of the votes cast is in favour of the resolution to deprive the list of nominees referred to above of its binding character, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the share capital represented by such majority.

The general meeting of shareholders may also suspend or remove any member of the Supervisory Board at any time by a simple majority of the votes cast at a meeting at which at least one-third of the issued share capital is represented (although no quorum is required if dismissal or suspension is proposed by the Supervisory Board).

General Meetings of Shareholders

General meetings of shareholders are held annually at least once a year not later than the 30th of June in Eindhoven, Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (including Schiphol airport) (all in The Netherlands). Meetings are convened by public notice, via the Company’s website or other electronic means of communication and by letter or by the use of electronic means of communication, to registered shareholders by at least 42 days prior to the (extraordinary) general meeting. The Company will set a record date for the exercise of the voting rights and rights relating to the general meetings of shareholders. In accordance with Dutch law this record date is fixed at the 28th day prior to the day of the general meeting of shareholders. Shareholders registered at such date are entitled to attend the general meeting of shareholders and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every general meeting of shareholders. Shareholders who are entitled to attend a general meeting of shareholders may be represented by proxies.

Action is taken at general meetings of shareholders by a majority of the votes cast without any applicable quorum (except where a different majority and/or a quorum is required by the Articles of Association or Netherlands law) and there are generally no quorum requirements applicable to such meetings.

Amendment of Articles of Association and Dissolution

Resolutions to amend our Articles of Association or to dissolve the Company proposed by the Board of Management must be approved by the general meeting of shareholders. Resolutions to this effect proposed by shareholders must be approved by at least a three-fourths majority of the votes cast at a general meeting of shareholders at which more than half of the issued share capital is represented or, if the requisite capital is not represented, by a three-fourths majority of the votes cast at a new meeting held within eight weeks. All resolutions to amend the Articles of Association or to dissolve the Company must also be approved by the Supervisory Board. Resolutions to amend the Articles of Association or dissolve the Company will not be valid unless the full text of such proposals has been deposited for inspection by shareholders at the registered office of the Company from the day on which the notice convening the general meeting of shareholders is delivered until the close of that meeting. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting.

Liquidation rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of priority: to the holders of preference shares, the amount paid thereon and the remainder to the holders of the common shares.

Issuance of shares and pre-emptive rights

Our Board of Management may issue shares if and insofar as the Board of Management has been designated by the general meeting of shareholders as the authorized body for this purpose, subject to the approval of our Supervisory Board. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, our Board of Management has been designated as the authorized body to issue shares up to and including November 2, 2019. The Board of Management must obtain the approval of the Supervisory Board to issue shares. If the Board of Management has not been designated, the general meeting of shareholders has the power to authorize the issuance of shares, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board.

Shareholders have a pro rata preferential right of subscription to any common share issuance unless the right is restricted or excluded. If designated by the general meeting of shareholders, the Board of Management has the power to restrict or exclude the preferential subscription rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, our Board of Management has been granted the power to restrict or exclude the preferential right of subscription up to and including November 2, 2019. If the Board of Management has not been designated, the general meeting of shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the general meeting of shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

The foregoing provisions also apply to the issuance of rights to subscribe for shares. The authorisation to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders is limited to a maximum of 10% of the number of shares issued as of May 3, 2018.

Repurchase of common shares

We may repurchase our own shares subject to certain financial tests, but shares held in treasury may not be voted or counted for quorum purposes. Any purchases by us are subject to the approval of the Supervisory Board and the authorization from the general meeting of shareholders. Our Board of Management may be authorized by the general meeting of shareholders to repurchase our own shares for a specified period of up to eighteen months, which authorization may be renewed. Currently, our Board of Management is authorized to repurchase shares with the approval of the Supervisory Board up to and including November 2, 2019.

Limitations on right to hold or vote common shares

There are no limitations imposed by Netherlands law or by our Articles of Association on the right of non-Dutch resident owners to hold or vote the common shares.

Common share certificates and transfer

The common shares are either in registered or in bearer form. Holders of registered common shares will be entered in our shareholders’ register. The common shares quoted on the New York Stock Exchange are available in registered form only. Our shareholders’ register is maintained partly in New York, New York, known as the New York Registry, by Deutsche Bank Trust Company Americas, our transfer agent and registrar, and partly in The Netherlands, known as the Eindhoven Registry, by or on behalf of us. At the request of a registered shareholder, we will, without fee, issue a non-negotiable extract from the shareholders’ register in the name of the holder unless a certificate has been issued for the holder’s registered common share. A deed of transfer, together with our acknowledgment in writing, is required to transfer registered shares.

The common shares listed on the stock market of the Amsterdam Exchange are common shares in bearer form embodied in a global note, which is lodged with Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., the Dutch clearing house known as NECIGEF, for safe-keeping on behalf of the parties entitled to such common shares. The common shares in bearer form can only be transferred through the securities transfer system of NECIGEF.

Persons who are not DTC participants may beneficially own common shares registered in the New York Registry in the name of DTC only through direct or indirect participants in DTC. So long as Cede & Co., as the nominee of DTC, is the registered owner of common shares traded on the NYSE, Cede & Co. for all purposes will be considered the shareholder of such shares. Accordingly, any person owning a beneficial interest in common shares traded on the NYSE must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a shareholder. We understand that, under existing industry practice, in the event that an owner of a beneficial interest in common shares traded on the NYSE desires to take any action that Cede & Co., as the shareholder, is entitled to take, Cede & Co. would authorize the participants to take such action, and the participants would authorize beneficial owners holding interest through such participants to take such action or would otherwise act upon the instructions of beneficial owners holding interests through them.

Common shares traded on the NYSE may be transferred on our books at the office of our transfer agent and registrar. Certificates representing common shares traded on the NYSE may be exchanged at such office for certificates representing common shares traded on the NYSE of other denominations, provided, however, that such certificates are available only in such denominations as our Board of Management determines. Under Netherlands law, the transfer of our registered shares requires a written instrument of transfer and written acknowledgment by the issuer of such transfer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of February, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
M.J. van Ginneken (Chief Legal Officer)